Exhibit 1.2

AMENDMENT NO. 1

TO

DEALER MANAGER AGREEMENT

This Amendment No. 1 (this “Amendment”) effective as of March 18, 2019, amends that certain Dealer Manager Agreement dated August 13, 2018 (as it may be amended from time to time, the “Dealer Manager Agreement”), by and between Cottonwood Communities, Inc., a Maryland corporation (the “Company”), Cottonwood Communities Management, LLC, a Delaware limited liability company (“Cottonwood Management”) and Orchard Securities, LLC (the “Dealer Manager”). Capitalized terms used herein but not defined shall have the meanings set forth in the Dealer Manager Agreement.

WHEREAS, the Company, Cottonwood Management and the Dealer Manager desire to amend the Dealer Manager Agreement to revise the compensation terms as set forth herein;

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

1. Dealer Manager Fee. Section 7.2 of the Dealer Manager Agreement is deleted in its entirety and replaced in its entirety with the following:

7.2 A dealer manager fee in an amount up to 3.0% of the purchase price of the Primary Sales; provided, however, that this fee will be reduced to the extent a lower dealer manager fee is negotiated with a Selling Group Member, and, to the extent that other fees and expenses paid out of the dealer manager fee, as discussed below, are reduced from the maximum contemplated below, the dealer manager fee will be reduced to reflect the lower agreed upon amounts. From such dealer manager fee, the Dealer Manager will pay a wholesaler fee in an amount up to 1.35% of the purchase price of the Primary Sales, all of which will be re-allowed to certain wholesalers, some of which are internal to the Company and its affiliates. Further, from such dealer manager fee, the Dealer Manager will reallow 1.0% of the purchase price of the Primary Sales to the Selling Group Members as a non-accountable marketing and due diligence allowance (“Marketing Allowance”). Notwithstanding the foregoing, to the extent a Soliciting Dealer Agreement provides for a higher Marketing Allowance, such higher Marketing Allowance will be reallowed by the Dealer Manager to such Selling Group Member; provided, however, that the Marketing Allowance provided in any Selling Group Member’s Soliciting Dealer Agreement shall not exceed 1.25% of the purchase price of the Primary Sales by such Selling Group Member. Further notwithstanding the foregoing, if a Primary Sale is made by a registered investment advisor that is unaffiliated with a Selling Group Member, then no Marketing Allowance will be reallowed to any Selling Group Member and, in lieu of such Marketing Allowance, the Dealer Manager shall reallow 0.50% of the purchase price of such Primary Sales to certain wholesalers as directed by the Company, some of which are internal to the Company and its affiliates.

2. Continuing Obligations of the Company, Cottonwood Management and the Dealer Manager. The Company, Cottonwood Management and the Dealer Manager shall remain subject to all other terms and conditions of the Dealer Manager Agreement.

3. Counterparts. This Amendment may be executed in any number of counterparts. Each counterpart, when executed and delivered, shall be an original contract, but all counterparts, when taken together, shall constitute one and the same Amendment.

4. Governing Law. This Amendment shall be governed by and construed in accordance with Section 19 of the Dealer Manager Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date and year first above written.

COTTONWOOD COMMUNITIES, INC.

By:	/s/ Gregg Christensen
Name:	Gregg Christensen
Title:	Chief Legal Officer

COTTONWOOD COMMUNITIES MANAGEMENT, LLC

By: Cottonwood Capital Management, Inc., its sole member

	By:	/s/ Gregg Christensen
Name: Gregg Christensen
Title: Chief Legal Officer

ORCHARD SECURITIES, LLC

By:	/s/ Kevin Bradburn
Name:	Kevin Bradburn
Title:	President